Mail Stop 3561

March 13, 2008

Dong Jinqing
Chief Executive Officer and Chief Financial Officer
China Industrial Waste Management, Inc.
Dalian Dongtai Industrial Waste Treatment Co.
No. 1 Huaihe West Road, E-T-D Zone
Dalian, China 116600

      Re: China Industrial Waste Management, Inc.
              Form 10-KSB for Fiscal Year Ended December 31, 2006
              File No: 002-95836-NY

Dear Mr. Jinqing:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Darren Ofsink, Esq.